UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02046275

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL 24 2002
WASH. D.C. 154 SECTION

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Early Warning Report dated July 19, 2002	3-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

REQUIRED REPORT OF OFFEROR PURSUANT TO THE FOLLOWING *SECURITIES ACT* SECTIONS:

S. 101 (ONTARIO), S. 111 (BRITISH COLUMBIA), S. 141 (ALBERTA), S.110 (SASKATCHEWAN), S. 92 (MANITOBA), S. 147.12 (QUEBEC), S. 107 (NOVA SCOTIA) and S.102 (NEWFOUNDLAND)

NAME, ADDRESS AND TELEPHONE NUMBER OF OFFEROR:	Cameco Corporation (the "Offeror") 2121-11th Street West Saskatoon, Saskatchewan S7M 1J3 (306) 956-6373
SECURITIES ACQUIRED:	On July 18, 2002, the Offeror acquired 35.3% of the common shares of UEX Corporation (UEX). The Offeror transferred to UEX its Saskatchewan Hidden Bay advanced exploration properties in exchange for the issue of 31,022,869 common shares of UEX. The Offeror also purchased 2 million UEX common shares under UEX's initial public offering at a price of $0.25 per common share, bringing Offeror's total interest to 35.3%.
NAME OF MARKET:	Not Applicable
PURPOSE OF ACQUISITION:	The purpose of the share acquisition is to complete the terms of the plan of arrangement, previously announced by UEX and Pioneer Metals Corporation, to form a new publicly traded uranium exploration company to evaluate promising properties in the Athabasca basin of Northern Saskatchewan. Although the Offeror currently has no plans to acquire additional UEX common shares, it may from time to time in the future decide to do so.

CHANGE OF ANY MATERIAL FACT SET OUT IN PREVIOUS S. 101 REPORT:	Not Applicable
NAME OF PERSONS OR COMPANIES WITH WHICH THE OFFEROR IS ACTING JOINTLY OR IN CONCERT TO ACQUIRE SHARES:	Not Applicable
MATERIAL TERMS OF AGREEMENTS:	The Offeror has entered into a service agreement with UEX, in effect until December 31, 2003, under which the Offeror will provide geological services with respect to the Hidden Bay properties. As long as it holds an equity interest in UEX greater than 20%, the Offeror has the following additional rights:

- first refusal to provide financing required by UEX for development of a mine.
- first right to mill ore from the Hidden Bay properties at the Offeror's nearby Rabbit Lake operation.
- on behalf of UEX to market any uranium production.
- to participate in further share issuances by UEX pro rata to its interest in UEX.
- to fill a single position on the UEX board of directors.

Signed at Saskatoon, Saskatchewan, the 19th day of July, 2002.

CAMECO CORPORATION

Per: *"Larry Korchinski"*
Larry Korchinski
Title: Legal Advisor